January 30, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MagnaChip Semiconductor LLC and MagnaChip Semiconductor Corporation
Registration Statement on Form S-1
File No. 333-147388 and File No. 333-147388-01

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), MagnaChip Semiconductor LLC and MagnaChip Semiconductor Corporation (collectively referred to as, the “Company”) hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statements on Form S-1, File No. 333-147388 and File No. 333-147388-01, respectively, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 14, 2007.

The Company has determined, because of unfavorable market conditions, not to proceed with the registration and sale of MagnaChip Semiconductor Corporation’s common stock as contemplated by the Registration Statement. The Company confirms that the Registration Statement was not declared effective by the Commission and no securities of MagnaChip Semiconductor Corporation have been sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering of its securities in reliance on Rule 155(c) of the Securities Act. The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statements to the undersigned, facsimile number (408) 213-2450, with a copy to the Company’s legal counsel, DLA Piper LLP (US), Attn: Micheal J. Reagan, 2000 University Avenue, East Palo Alto, CA 94303, facsimile number (650) 687-1240.

If you have any questions with respect to this matter, please contact Micheal J. Reagan at (650) 833-2263.

Very truly yours,

MagnaChip Semiconductor Corporation
MagnaChip Semiconductor LLC

By:	/s/ Sang Park
Sang Park
Chief Executive Officer

cc:	John McFarland, Esq.

Micheal J. Reagan, Esq.

Khoa D. Do, Esq.

Peter M. Astiz, Esq.

George J. Sierant, New York Stock Exchange